August 19, 2022

BY EDGAR

Doris Stacey Gama

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verano Holdings Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 17, 2022
File No. 000-56342

Ladies and Gentlemen:

Verano Holdings Corp. (the “Company”) has today filed Amendment No. 2 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated July 1, 2022. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to Amendment No. 1 to the Registration Statement.

Amendment No. 1 to Form 10-12G Filed June 17, 2022

The Company, its directors, officers, investors or other stakeholders…, page 42

1.	We note your response to prior comment 11 and revised disclosure. Please expand your disclosure to include (i) how the board of directors will calculate the redemption price if you redeem a shareholder’s securities and (ii) whether a shareholder’s securities could be redeemed at a discount to their market value.

Response: The Company acknowledges the Staff’s comment and has revised page 42 to clarify that the Company’s board of directors will calculate the redemption price based on market price and factors, the amount of shares subject to the offer and, if a cannabis license application has been filed, after consultation with the applicable licensing authority. In addition, the terms of any redemption, including the price, must be agreed to by such shareholder and therefore the price of any redemption may be at a premium or a discount to the shares’ market value.

United States Securities and Exchange Commission August 19, 2022 Page 2 of 4

Item 5: Directors and Executive Officers

Committees of the Board, page 76

2.	Please revise your disclosure to explain why you do not have an audit committee financial expert. For guidance, refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page 76 to clarify that the Company intends to search for an additional director to the Company’s board of directors and the audit committee that has the qualifications and experience to be deemed to be an “audit committee financial expert” and the reasons that process has not been completed.

Note 9. Acquisitions, page F-34

3.	We note your response to comment 16. Please revise your disclosures here and on pages F-35 through F-43 and F-146 through F-153 related to the businesses acquired, including the AME merger, to provide how you determined the fair values of the intangible assets you acquired, similar to the one provided in your response, to separately identify the intangible assets acquired for each acquisition and to separately identify the amount of goodwill acquired for each acquisition for each reporting period presented.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages F-40 through F-52 and F-167 through F-176.

4.	We note your response to comment 17. Please tell us how you considered Rule 3-05(b)(2)(iv) of Regulation S-X as it relates to the acquisitions that have occurred or are probable occurring during fiscal 2022.

Response: The Company notes the following transactions have either closed or are probable to close in fiscal year 2022:

Closed Transactions

Acquisitions:

1. 257 Wynnewood, LLC (real estate)

2. 420 Capital Management, LLC

Dispositions:

1. Canna Cuzzos, LLC

2. ILDISP, LLC

Probable Acquisitions

1. Goodness Growth Holdings

2. WSCC, Inc

For the purposes of measuring significance under Rule 3-05, the Company defines a probable acquisition as a percentage generally greater than 70%, which will meet one of either criteria: (1) a public announcement has been made or (2) a definitive agreement between the parties has been signed.

United States Securities and Exchange Commission August 19, 2022 Page 3 of 4

The Company assessed the transactions noted above pursuant to Rule 3-05, using the three significance tests: (1) the investment test; (2) the asset test; and (3) the income test. The Company noted that all the transactions were deemed insignificant at the individual level as they did not breach the 20% threshold.

Further, Rule 3-05(b)(2)(iv) of Regulation S-X states all individually insignificant transactions must be assessed in aggregate. If the aggregate significance of business acquired or to be acquired since the date of the most recent audited financial statements exceeds 50%, additional disclosure is required. To calculate aggregate significance for each test, the Company treats the businesses acquired or being acquired as a single business. The Company aggregates significance for closed and probable acquisitions and dispositions in 2022, resulting in 15.7% and 1.1%, respectively. As such, the Company determined that the aggregate significance test did not breach the 50% threshold and thus no additional disclosure was deemed necessary.

Independent Auditors Report, page F-63

5.	We note your response to comment 20. Please amend your filing here and on page F-84 to provide audit reports that comply with Illustration 1 of AICPA AU-C Section 700.

Response: The Company acknowledges the Staff’s comment and has provided amended audit reports on pages F-74 and F-95 that comply with Illustration 1 of AICPA AU-C Section 700.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-165

6.	Please revise your pro forma statement of operations to separately break-out AME Group Acquisition’s historical statement of income operations from January 1, 2021 through February 11, 2021, the date of acquisition, and the pro forma adjustments made into two separate columns. Please also reference any pro forma adjustments to footnotes which clearly explain the assumptions involved and the nature of the adjustment.

Response: The Company acknowledges the Staff’s comment and has provided revised pro forma disclosures on pages F-187 and F-188.

* * * * * * *

United States Securities and Exchange Commission August 19, 2022 Page 4 of 4

If you have any questions, please feel free to contact me at 214.453.6441. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas W. Hughes
Thomas W. Hughes

cc:	George Archos, Chief Executive Officer, Verano Holdings Corp.
Justin S. Reinus, Partner, Winston & Strawn LLP